Exhibit 99.2

JINKOSOLAR HOLDING CO., LTD.

(incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON DECEMBER 28, 2022

NOTICE IS HEREBY GIVEN that an annual general meeting of JinkoSolar Holding Co., Ltd. (the “Company”) will be held at 10F, No.1, Lane 1466, Shenchang Road, Minhang District, Shanghai, China on December 28, 2022 at 10:00 a.m. (Beijing time) for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	As an ordinary resolution that Mr. Kangping Chen (whose resume is attached hereto as Exhibit A) be re-elected as a director of the Company;
2.	As an ordinary resolution that Mr. Haiyun Cao (whose resume is attached hereto as Exhibit A) be re-elected as a director of the Company;
3.	As an ordinary resolution that the appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2022 be ratified;
4.	As an ordinary resolution that the directors of the Company be authorized to determine the remuneration of the Company’s auditors; and
5.	As an ordinary resolution that each of the directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions 1 to 4 as such director, in his or her absolute discretion, thinks fit.

The board of directors of the Company has fixed the close of business on November 28, 2022 (New York time) as the record date (the “Record Date”). All holders of our ordinary shares, whether or not represented by American depositary shares (the “ADSs”), on the Record Date are entitled to receive notice of and to vote at our annual general meeting or any adjournment or postponement thereof.

For a copy of the Company’s 2021 Annual Report, containing the complete audited financial statements and report of the auditors for the year ended December 31, 2021, and the report of the board of directors, please visit the Investor Relations Section of the Company’s website at www.jinkosolar.com. We will provide all holders of our ordinary shares, upon request, a hard copy of our 2021 Annual Report free of charge.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s office at 10F, No.1, Lane 1466, Shenchang Road, Minhang District, Shanghai, China, Attention: Ms. Jojo Chang, or by email to jojo.chang@jinkosolar.com or by fax to Ms. Jojo Chang at 0086-21-51808600 as soon as possible and in any event no later than 10:00 a.m. December 26, 2022 (Beijing time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, JPMorgan Chase Bank, N.A., will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the depository. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the depositary, and the depositary must receive your voting instructions in the manner and on or before the date specified. The depositary will try, to the extent practicable and legally permissible, subject to the provisions of or governing the underlying shares, to vote or to have its agents vote the shares as you instruct. The depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the shares represented by the ADSs in accordance with your instructions insofar as practicable and permitted under the provisions of or governing the shares. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

Xiande Li
Chairman of the Board of Directors
Date: November 23, 2022

Exhibit A

Resume of candidates for directors:

Mr. Kangping Chen is a founder and director of our Company. He was our chief executive officer from December 2008 to December 2020. Prior to founding our Company, he was the chief financial officer of Zhejiang Supor Cookware Company Ltd., a company listed on the PRC A share market, from October 2003 to February 2008, where his major responsibilities included establishing and implementing its overall strategy and annual business plans. Mr. Chen is the brother-in-law of Mr. Xiande Li.

Mr. Haiyun Cao has been a director of our Company since December 2020. He was our chief financial officer from September 2014 to May 2021 and our financial controller from February 2012 to September 2014. Prior to joining us, Mr. Cao served as a senior audit manager at PricewaterhouseCoopers from 2002 to 2012. Mr. Cao holds professional accounting qualifications, including AICPA and CICPA. He has a master’s degree in management science and engineering from Shanghai University of Finance and Economics in 2002 and a bachelor’s degree in accounting from Jiangxi University in 1999.